July 18, 2013

Via EDGAR and by Courier

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

RE:	DriveTime Automotive Group, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed July 2, 2013
File No. 333-188977

Dear Ms. Ransom:

This letter responds to the letter of the staff of the United States Securities and Exchange Commission (the “Staff”), dated July 17, 2013, to Raymond C. Fidel, Chief Executive Officer of DriveTime Automotive Group, Inc. (the “Company”) regarding the Amendment No. 1 to Registration Statement on Form S-4, File No. 333-188977 (the “Registration Statement”), submitted by the Company on July 2, 2013.

This letter sets forth each comment of the Staff in the comment letter (numbered in accordance with the comment letter) and, following each comment, sets forth the Company’s response.

General

Staff Comment:

1.

We note your response to comment 1 from our letter dated June 24, 2013 that “Section 2510.5 provides that a subsidiary guarantor may rely on Rule 3-10 if the indenture provides that the guarantee will be released automatically when the subsidiary is sold or sells all of its assets” and that “Section 11.09(1) of the Indenture correspondingly provides that the Note Guarantee of a Guarantor will be automatically released if the Guarantor is sold or sells all or substantially all of its assets.” However, Section 11.09(1) of the Indenture provides for “a sale or other disposition (including by way of consolidation or merger) of the Guarantor or the sale or disposition of all or substantially all the assets of the Guarantor (in each case other than to an Issuer or a Restricted Subsidiary) otherwise permitted by this Indenture” [emphasis added]. Based on these italicized portions of Section 11.09(1), it appears this language provides for release of the guarantees in circumstances beyond the customary circumstances set forth in Section 2510.5. Please significantly enhance your analysis to explain how Section 11.09(1) of the Indenture constitutes a “full and unconditional” guarantee in light of both Rule

Mara L. Ransom, Assistant Director

United States Securities and Exchange Commission

July 18, 2013

3-10 of Regulation S-X and the italicized portions of this section above. In this discussion, please address the first two bullet points of the last risk factor on page 36.

Company Response:

The Company notes the Staff’s comment and revises its response as follows:

Section 2510.5 of the SEC’s Financial Reporting Manual (the “FRM”), entitled “Subsidiary Guarantee Release Provisions,” provides that “[a] subsidiary that guarantees its parent’s debt securities pursuant to an indenture that provides for the subsidiary’s guarantee to be released automatically under customary circumstances may rely on S-X 3-10, provided the other requirements of S-X 3-10 are met.” Section 2510.5 next notes that these “customary circumstances” include, among other circumstances, “when . . . the subsidiary is sold or sells all of its assets.”

The Company submits that the language of Section 11.09(1) of its Indenture is substantively the same as this “customary circumstance.” The first phrase from Section 11.09(1) of the Indenture – “a sale or other disposition” of the Guarantor – is substantively identical to the language in FRM Section 2510.5 that “the subsidiary is sold.” Similarly, the second phrase from Section 11.09(1) of the Indenture – “the sale or other disposition of all or substantially all of the assets of the Guarantor” – is substantively identical to the language in FRM Section 2510.5 that “the subsidiary . . . sells all of its assets.”

With regard to the italicized parenthetical phrases highlighted in the Staff’s comment above, the Company further submits that these two parentheticals do not substantively change this “customary circumstance,” but are simply clarifying points:

•

The first parenthetical – “(including by way of consolidation or merger)” - clarifies that the manner in which “the subsidiary is sold” may include sales or dispositions structured as mergers or consolidations. The use of the word “including” in the parenthetical indicates that these are not the exclusive forms in which the subsidiary may be sold; for example, a sale of all capital stock would be another possible manner in which “the subsidiary is sold.” Under this provision of Section 11.09(1) of the Indenture, the automatic release of the Guarantor occurs only on a sale of the Guarantor, and the parenthetical language does not provide for a release of the guarantee in any circumstance beyond the customary circumstances set forth in FRM 2510.5.

•

The second parenthetical – “(in each case other than to an Issuer or a Restricted Subsidiary)” – also does not provide for a release of the guarantee in any circumstance beyond the customary circumstances set forth in FRM 2510.5. Rather, it carves out a particular kind of sale – the sale of the assets of a Guarantor to an Issuer or a Restricted Subsidiary – in which a release does not occur. In such a case, the assets of the Guarantor would end up being

Mara L. Ransom, Assistant Director

United States Securities and Exchange Commission

July 18, 2013

owned by either an Issuer or another Guarantor and, as a result, would still be securing the Notes and the guarantee of the selling Guarantor would remain in effect.

On page 36 of the Registration Statement, the Company provides a risk factor intended to inform investors as to certain, but not all, circumstances under which either the guarantee of a Guarantor may be released or the collateral securing the Notes may be released from the lien. The title of this risk factor, and the first two bullet points thereof (as referenced in the Staff’s comment above), read as follows:

“There are circumstances other than repayment or discharge of the exchange notes under which the guarantees and the collateral securing the exchange notes and exchange note guaranties will be released automatically, without consent of the trustee or the exchange note holders.

Under various circumstances, guarantees or collateral securing the exchange notes will be released automatically, including:

•	a sale, transfer or other disposal of all of the capital stock of any guarantor not prohibited under the indenture;

•	a sale, transfer or other disposal of such collateral in a transaction not prohibited under the indenture or a Senior Inventory Facility;

.    .    .”

The first bullet point simply describes a form of transaction which would constitute the sale of a Guarantor. If an Issuer were to sell, transfer or otherwise dispose of all of the capital stock of a Guarantor, then the guarantee of that Guarantor would be released in accordance with Section 11.09(1) of the Indenture. This release circumstance, as described in this risk factor, corresponds to the acceptable circumstance (“the subsidiary is sold”) under which a guarantee may be released as set forth in FRM 2510.5.

With regard to the second bullet point, the Company would like to clarify its prior response. Upon further review, the Company notes that this bullet point (and the three that follow it) describe circumstances in which collateral securing the notes may be released, and not in which a guarantee may be released. Accordingly, the Company does not believe that these bullet points are relevant to the FRM 2510.5 analysis.

In conclusion, the Company believes that the guarantees of its Guarantors do constitute “full and unconditional” guarantees in satisfaction of the requirements of Rule 3-10 of Regulation S-X.

* * * *

Mara L. Ransom, Assistant Director

United States Securities and Exchange Commission

July 18, 2013

If you require any additional information on these issues, or if the Company can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (602) 667-2405.

Sincerely,

DRIVETIME AUTOMOTIVE GROUP, INC.

By:	/s/ Raymond C. Fidel
Name:	Raymond C. Fidel
Its:	Chief Executive Officer

Enclosures

cc:	DLA Piper LLP (US)
David P. Lewis, Esq. (via e-mail: david.lewis@dlapiper.com)